PRESS RELEASE

Banro Provides Update

Toronto, Canada – May 28, 2017 – Banro Corporation (the “Company” or “Banro”) (NYSE MKT - "BAA"; TSX - "BAA") reports with great relief the safe release of its four colleagues after a long and difficult ordeal of being held in eastern Democratic Republic of the Congo. Banro extends its heartfelt thanks to all those in the community and government and so many others who supported our efforts to gain our colleagues’ safe return. The priority now is to reunite our colleagues with their families and provide them with support. Banro asks all well-wishers to respect our colleagues’ privacy and allow them the time and space to reunite with their families.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.